SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
Amendment No (.)

Danvers Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

236442109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 236442109

1.	Names of Reporting Persons: First Bankers Trust Services, Inc.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,356,030

	6.	Shared Voting Power: 71,370

	7.	Sole Dispositive Power: 1,356,030

	8.	Shared Dispositive Power: 71,370

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,427,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 8.0%

12.	Type of Reporting Person (See Instructions): BK

CUSIP No. 236442109

1.	Names of Reporting Persons: Danvers Bancorp, Inc. Employee Stock Ownership Plan

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,356,030

	6.	Shared Voting Power: 71,370

	7.	Sole Dispositive Power: 1,356,030

	8.	Shared Dispositive Power: 71,370

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,427,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 8.0%

12.	Type of Reporting Person (See Instructions): EP

CUSIP No. 236442109

Item 1(a).		Name of Issuer: Danvers Bancorp, Inc.
Item 1(b).		Address of Issuer’s Principal Executive Offices: One Conant Street, Danvers, Massachusetts 01923

Item 2(a).		Name of Persons Filing: First Bankers Trust Services, Inc. Danvers Bancorp, Inc. Employee Stock Ownership Plan
Item 2(b).

Address of Principal Business Office or, if none, Residence:
First Bankers Trust Services, Inc., 2321 Kochs Lane, Quincy, Illinois 62305

Danvers Bancorp, Inc. Employee Stock Ownership Plan, One Conant Street, Danvers, Massachusetts 01923

Item 2(c).		Citizenship: First Bankers Trust Services, Inc.: Illinois, U.S.A. Danvers Bancorp, Inc. Employee Stock Ownership Plan: Massachusetts, U.S.A.
Item 2(d).		Title of Class of Securities: Common Stock, $0.01 par value per share
Item 2(e).		CUSIP Number: 236442109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
	(b)	☒	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

CUSIP No. 236442109

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.
First Bankers Trust Services, Inc.
(a) Amount beneficially owned: 1,427,400
(b) Percent of class: 8.0%
(c)

Number of shares as to which each person has:

(i)            Sole power to vote or to direct the vote:  1,356,030

(ii)           Shared power to vote or to direct the vote:  71,370

(iii)          Sole power to dispose or to direct the disposition of:  1,356,030

(iv)          Shared power to dispose or to direct the disposition of:  71,370

Danvers Bancorp, Inc. Employee Stock Ownership Plan
(a) Amount beneficially owned: 1,427,400
(b) Percent of class: 8.0%
(c) Number of shares as to which each person has:

(v)           Sole power to vote or to direct the vote:  1,356,030

(vi)          Shared power to vote or to direct the vote:  71,370

(vii)         Sole power to dispose or to direct the disposition of:  1,356,030

(viii)        Shared power to dispose or to direct the disposition of:  71,370

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 236442109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

FIRST BANKERS TRUST SERVICES, INC.

By:	/s/ Linda Shultz
Name: Linda Shultz
Title: Trust Officer

DANVERS BANCORP, INC. EMPLOYEE STOCK
OWNERSHIP PLAN

By First Bankers Trust Services, Inc.

By:	/s/ Linda Shultz
Name: Linda Shultz
Title: Trust Officer